UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13D-1 and 13D-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Patni Computer Systems Limited

(Name of Issuer)

Equity Shares of Par Value of Rs. 2/-

(Title of Class of Securities)

703248203

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 703248203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Narendra K Patni
Narendra K Patni
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,108,802 Equity Shares

	6.	Shared Voting Power 18,255,396 Equity Shares

	7.	Sole Dispositive Power 2,108,802 Equity Shares

	8.	Shared Dispositive Power 18,255,396 Equity Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,364,198 Equity Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.7* %

12.	Type of Reporting Person (See Instructions) IN

*Shareholding percentage is calculated on the number of shares held as on 30 June 2007.

CUSIP No. 703248203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). iSolutions, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Equity Shares

	6.	Shared Voting Power 18,255,396 Equity Shares

	7.	Sole Dispositive Power 0 Equity Shares

	8.	Shared Dispositive Power 18,255,396 Equity Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,255,396 Equity Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.2* %

12.	Type of Reporting Person (See Instructions) CO

*Shareholding percentage is calculated on the number of shares held as on 30 June 2007.

Item 1.
	(a)	Name of Issuer Patni Computer Systems Limited
	(b)	Address of Issuer’s Principal Executive Offices Akruti Softech Park, MIDC Cross Road # 21, MIDC, Andheri (East), Mumbai – 400093, India

Item 2.
	(a)	Name of Person Filing This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Narendra K Patni iSolutions, Inc.
	(b)	Address of Principal Business Office or, if none, Residence c/o Patni Computer Systems, Inc. One Broadway Cambridge, MA 02142.
	(c)	Citizenship USA
	(d)	Title of Class of Securities Equity Shares
	(e)	CUSIP Number 703248203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This Statement is not being filed pursuant to either §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Narendra K. Patni: 20,364,198 Equity Shares iSolutions, Inc.: 18,255,396 Equity Shares
(b) Percent of class: Narendra K. Patni: 14.7*% iSolutions, Inc.: 13.2*%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Narendra K Patni: 2,108,802 Equity Shares iSolutions, Inc.: 0 Equity Shares
(ii) Shared power to vote or to direct the vote Narendra K. Patni: 20,364,198 Equity Shares iSolutions, Inc.: 18,255,396 Equity Shares
(iii) Sole power to dispose or to direct the disposition of Narendra K Patni: 2,108,802 Equity Shares iSolutions, Inc.: 0 Equity Shares
(iv) Shared power to dispose or to direct the disposition of Narendra K. Patni: 20,364,198 Equity Shares iSolutions, Inc.: 18,255,396 Equity Shares

*Shareholding percentage is calculated on the number of shares held as on 30 June 2007.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction: Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1 attached hereto.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 20, 2007

Narendra K. Patni

/s/ Narendra K. Patni

iSolutions, Inc.

/s/ Narendra K. Patni
Name:	Narendra K. Patni
Attorney-in-fact

EXHIBIT INDEX

Exhibit 99.1: Identity of Members of Group

Exhibit 99.2: Joint Filing Agreement Pursuant to Rule 13d-1(K)(1) Under The Securities Exchange Act of 1934, as
amended